NEPTUNE TECHNOLOGIES & BIORESSOURCES

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fo

Form of Proxy - Annual and Special Meeting to be held on June 9, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 5:00 p.m., EST on Friday, June 5, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

08AP09099.E.SEDAR/000001/000001A

Appointment of Proxyholder

I/We, being holder(s) of Neptune Technologies & Bioressources Inc. hereby appoint: Dr. Ronald Denis, or failing him Mr. Henri Harland

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Neptune Technologies & Bioressources Inc. to be held at Le Centre Sheraton de Montréal on June 9, 2009 at 1:30 p.m. and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Election of Directors The nominees proposed by Management are: Ronald Denis, Michel Chartrand, Daniel Perry, Jean-Claude Debard and Henri Harland.	☐	☐

	For	Withhold
2. Appointment of Auditors To appoint the auditors for the Company for the ensuing year and to authorize the Directors to fix their remuneration.	☐	☐

	For	Against
3. Resolution To receive the financial statements of the Company for the nine-month fiscal period ended February 28, 2009 and the auditors' report thereon.	☐	☐
4. Resolution To consider and, if deemed appropriate, to adopt a resolution approving the grant of a consideration by the Company in favour of certain of its insiders, corresponding to the transfer of warrants issued to the Company by Acasti Pharma Inc. and NeuroBioPharm Inc.	☐	☐
5. Resolution To consider and, if deemed appropriate, to adopt a resolution ratifying the adoption of the stock option plan for Acasti Pharma Inc. approved by the Board of Directors of Acasti Pharma Inc. on October 8, 2008 and amended and restated as of April 29, 2009.	☐	☐
6. Resolution To consider and, if deemed appropriate, to adopt a resolution approving the grant of options by Acasti Pharma Inc. in favour of certain of its insiders under the Acasti Pharma Inc. Stock Option Plan.	☐	☐
7. Resolution To consider and, if deemed appropriate, to adopt a resolution approving the settlement of amounts owed to Gestion Harland Inc. in relation to an agreement signed between the Company and Gestion Harland Inc. in 2001 through the issuance of shares and of warrants of Acasti Pharma Inc. and NeuroBioPharm Inc. instead of a cash payment.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

065360 AR1 NEPQ